Exhibit 99.2

Nuvini Shares Strategic Overview of Post-Deal Integration and Growth Opportunities

Company Publishes Investor Presentation Outlining the Combined Nuvini and Beyondsoft Brazil Platform

NEW YORK, April 9, 2026 (GLOBE NEWSWIRE) -- Nuvini Group Limited (Nasdaq: NVNI) (“Nuvini” or the “Company”), a leading acquirer and operator of profitable B2B SaaS businesses across the Americas, today published an investor presentation on its website providing a strategic overview of the combined entity following the previously announced acquisition of a controlling interest in a newly formed entity (“Beyondsoft North America” or “the American business”) to be carved out from Beyondsoft Corporation via a restructuring prior to the closing of the transaction, comprising what is expected to become the American business of the Company.

The presentation, available at ir.nuvini.ai, outlines how the combination of Nuvini’s proven B2B SaaS ecosystem with Beyondsoft Brazil’s enterprise IT services and Azure Expert MSP capabilities creates a differentiated technology platform spanning SaaS products, cloud infrastructure, AI, and cybersecurity services across Brazil and Latin America.

Key topics covered in the presentation include:

●	An overview of the combined entity’s product and service offerings, spanning seven SaaS companies and six enterprise IT service lines

●	The strategic rationale for combining recurring SaaS revenue with high-growth IT services

●	Cross-sell opportunities across Nuvini’s 22,400+ SMB customer base and Beyondsoft Brazil’s enterprise client relationships

●	The Company’s AI strategy, including the integration of Nuvini’s AI Lab with Beyondsoft Brazil’s Copilot deployment expertise

●	The combined M&A engine and operational roadmap

Pierre Schurmann, Founder and Chief Executive Officer of Nuvini, said, “We are excited to share our vision for the combined platform with our shareholders and the broader investment community. This presentation reflects our team’s work in designing the integration plan and identifying the significant opportunities ahead.”

Gustavo Usero, Chief Operating Officer of Nuvini, added, “The integration of Beyondsoft North America into our platform represents a decisive step in Nuvini’s evolution from a pure-play SaaS acquirer to a full-stack technology operator. We are combining the recurring revenue durability of our SaaS portfolio with enterprise-grade IT services and AI capabilities — positioning Nuvini to capture a broader share of technology spend across global enterprises.”

The full presentation is available in the Investor Relations section of the Company’s website at ir.nuvini.ai.

About Nuvini

Headquartered in São Paulo, Brazil, Nuvini is Latin America’s leading serial acquirer of B2B software as a service (SaaS) companies. The Company focuses on acquiring profitable SaaS businesses with strong recurring revenue and cash flow generation. Nuvini’s portfolio includes seven companies serving over 22,400 customers. By fostering an entrepreneurial environment, Nuvini enables its portfolio companies to scale and maintain leadership within their respective industries.

Forward-Looking Statements

Statements about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. The Company cannot guarantee future results, levels of activity, performance, or achievements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, without limitation: the Company’s ability to complete the proposed acquisition on the anticipated timeline or at all; general market conditions that could affect the consummation of the proposed acquisition; the ability to realize anticipated synergies and growth projections; risks related to the integration of the acquired business; regulatory and geopolitical risks, including changes to Executive Order 14117 or related regulations; CFIUS review outcomes; the Company’s ability to retain key customers and personnel of the acquired business; and other factors discussed in the “Risk Factors” section of the Company’s Quarterly and Annual Reports filed with the Securities and Exchange Commission (“SEC”) and the risks described in other filings that the Company may make with the SEC. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Any forward-looking statements speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. We caution you, therefore, against relying on any of these forward-looking statements.

Investor Relations Contact:

Sofia Toledo
ir@nuvini.co